SECURITIES AND EXCHANGE COMMISSION

                         Washington, D.C. 20549

                            SCHEDULE 13D

                Under the Securities Exchange Act of 1934
                          (Amendment No. 12)

                      ADDINGTON RESOURCES, INC.
                          (Name of Issuer)


                    COMMON STOCK, $1.00 PAR VALUE
                    (Title of Class of Securities)


                               006516 108
                             (CUSIP Number)

                            Robert Addington
                         1500 North Big Run Road
                         Ashland, Kentucky 41102
                              (606) 928-3433
              (Name, Address and Telephone Number of Person
            Authorized to Receive Notices and Communications)



                         November 2, 1995
         (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box. /__/

     Check the following box if a fee is being paid with this
statement. /   /

                         CUSIP NO. - 006516 10 8

(1)  Name of reporting person. . . . . . .   Robert Addington

     S.S. or I.R.S. No. of
     above person. . . . . . . . . . . . .

(2)  Check the appropriate box
     if a member of a group
     (see instructions). . . . . . . . . .   (a)
                                             (b) X

(3)  SEC use only. . . . . . . . . . . . .

(4)  Source of funds (see instructions). .     00

(5)  Check box if disclosure
     of legal proceedings is
     required pursuant to
     Items 2(d) or 2(e). . . . . . . . . .

(6)  Citizenship or place
     of organization. . . . . . . . . . . .  U.S.

Number of shares beneficially
owned by each reporting person
with:

     (7)  Sole voting power. . . . . . . .    990,000   <F1>
     (8)  Shared voting power. . . . . . .     0
     (9)  Sole dispositive power . . . . .    990,000   <F1>
     (10) Shared dispositive power . . . .     0

(11) Aggregate amount beneficially
     owned by each reporting person . . . .   990,000    <F1>

(12) Check box if the aggregate amount
     in Row (11) excludes certain
     shares (see instructions). . . . . . .

(13) Percent of class represented
     by amount in Row (11) . . . . . . . . .      6.6%

(14) Type of reporting person  . . . . . . . IN

<F1>  See  responses  to  Items  4,  5  and  6  concerning a Stock Purchase
Agreement, dated August 4, 1995, that contains contractual restrictions on voting and dispositive power.

    Reference is hereby made to that certain Schedule 13D dated January 29, 1988, as amended, (the "Schedule"), filed by Robert Addington with respect to the common stock, $1.00 par value (the "Common Stock"), of Addington Resources, Inc., a Delaware corporation (the "Issuer"). The purpose of this amendment is to amend Item 4 of the Schedule to reflect the consummation of the transactions contemplated by that certain Stock Purchase Agreement dated September 22, 1995. The amendment also amends Items 1, 2, 5 and 6 to reflect a change in the principal office of the Issuer, a change in the principal occupation of the reporting person and sales of shares of Common Stock by the reporting person. Items 1, 2, 4, 5 and 6 of the Schedule are amended and restated as follows.

     Item 1.   Security and Issuer.

     The class of equity securities to which this statement relates is the common stock, $1.00 par value (the "Common Stock"), of Addington Resources, Inc., a Delaware corporation (the "Issuer").

     The Issuer's principal executive office is located at 771 Corporate Drive, Suite 1000, Lexington, Kentucky 40503.


     Item 2.   Identity and Background.

          (a)  The person filing this statement is Robert  Addington.

           (b) The business address of Robert Addington is: Addington Enterprises, Inc., 1500 North Big Run Road, Ashland, Kentucky 41102.

          (c)  Robert Addington's Principal Occupation:  Entrepreneur.

          (d)  During  the  last five years,  Robert Addington has not been
convicted  in  a  criminal proceeding  (excluding   traffic  violations  or
similar misdemeanors).

          (e) During the last five years, Robert Addington has not been a party to a civil proceeding of a judicial or administrative body resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f)  Robert Addington is a United States citizen.


     Item 4.  Purpose of Transaction.

     The June 23, 1987, reorganization discussed in response to Item 3 was effected in preparation of an initial public offering of the Issuer's Common Stock. Before the reorganization, the Addington Brothers owned all or substantially all of the stock of the Issuer's predecessors. As a result of the reorganization and initial public offering, the Addington Brothers initially controlled 66.7% of the Issuer's common stock.

     On or about 1, 1995, the Addington Brothers formulated and presented to the Issuer a proposal to spin-off (the "Spin-Off Proposal") the Issuer's environmental and non-environmental businesses, which spin-off proposal was withdrawn on July 11, 1995.

      The Stock Purchase Agreement (the "Stock Purchase Agreement"), dated August 4, 1995, among Robert Addington, Larry Addington, Bruce Addington and HPB Associates, L.P. ("HPB") is filed as Exhibit 17 to this Schedule and incorporated herein by reference. The sales of Common Stock by Robert Addington, Larry Addington and Bruce Addington to HPB, as provided for in the Stock Purchase Agreement, were consummated on August 4, 1995 and August 24, 1995.
     The Stock Purchase Agreement contains agreements by the Addington Brothers relating to the composition of the board of directors of the Issuer and the voting of shares of Common Stock in all elections of directors during the term of the Stock Purchase Agreement. Robert Addington intends to vote for the election of directors of the Issuer in accordance with his obligations under the Stock Purchase Agreement during the term of that agreement.

     In the Stock Purchase Agreement, each of the Addington Brothers also agreed not to dispose or transfer shares of Common Stock except as permitted by Section 6.02(d) of the agreement. Robert Addington may in the future sell shares of Common Stock, subject to the restrictions imposed under Section 6.02(d) of the Stock Purchase Agreement during the term of that agreement.

     The obligations of Robert Addington under the Stock Purchase Agreement with respect to the voting and disposition of shares of Common Stock will automatically terminate on August 31, 1997, if not sooner terminated to the extent permitted by Section 7.01 thereof.

     The Stock Purchase Agreement, dated September 22, 1995 (the "Acquisition Agreement"), among the Issuer, Addington Holding Company, Inc., Addington Acquisition Company, Inc., Larry Addington, Robert Addington and Bruce Addington, is filed as Exhibit 19 to this Schedule and incorporated herein by reference. The transactions contemplated by the Acquisition Agreement were consummated on November 2, 1995. On that date, the Addington Brothers through companies owned by them acquired directly or indirectly all of the outstanding shares of the following subsidiaries of the Issuer: Addington Mining, Inc.; Mining Technologies, Inc.; Addwest Mining, Inc.; Addington Coal Holding, Inc.; Mining Technologies Australia Pty. Ltd.; Tennessee Mining, Inc.; Addcar Contracting Pty. Ltd.; Energy, Inc.; and Addington Coal Sales, Inc.

     On November 2, 1995, Larry Addington and Bruce Addington exchanged, in the aggregate, 1,000,000 shares of Common Stock owned by them for all of the outstanding shares of Barton Creek Farm Limited and Belize River Fruit Co., which are owned by the Issuer, indirectly, through Addington Holding Company, Inc., pursuant to the terms and conditions contained in the Agreement and Plan of Corporate Separation (herein so called), dated September 22, 1995, among the Issuer, Addington Holding Company, Inc., Larry Addington and Bruce Addington, a copy of which is filed as Exhibit 20 to this Schedule and incorporated herein by reference.

     By virtue of the consummation of the transactions contemplated by the Acquisition Agreement and the Agreement and Plan of Corporate Separation are consummated, the Addington Brothers, directly and through corporations owned by them, acquired substantially all of the Issuer's non-environmental operations (excluding gold and lime).

     Except as stated above, Robert Addington does not have any present plans or proposals which relate to or would result in: (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries, (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (v) any material change in the present capitalization or dividend policy of the Issuer, (vi) any other material change in the Issuer's business or corporate structure, (vii) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person, (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, or (x) any action similar to any of those enumerated above.


     Item 5.   Interest in Securities of the Issuer.

     (a), (b) Robert Addington beneficially owns 990,000 shares of Common Stock (6.6% of those outstanding upon the consummation of the Agreement and Plan of Corporate Separation). Robert Addington has sole voting and dispositive power over the shares beneficially owned by him subject to the terms and conditions of the Stock Purchase Agreement, dated August 4, 1995, between HPB and the Addington Brothers, a copy of which is filed as Exhibit 17 to this Schedule and is incorporated herein by reference. See the response to Item 6 concerning security interests granted in certain of the shares and Items 4 and 6 concerning the restrictions on voting and dispositive power contained in the Stock Purchase Agreement.

     (c) On September 28, 1995, Robert Addington sold 20,000 shares of Common Stock in a broker's transaction at a price per share of $15.00. On September 29, 1995, Robert Addington sold 20,000 shares of Common Stock in a broker's transaction at a price per share of $15.125.

          Otherwise, Robert Addington has not effected transactions in the Issuer's Common Stock since September 22, 1995, the date of the most recent filing of an amendment to this Schedule.

     (d) Pursuant to loans made to Robert Addington not in connection with the acquisition of the Common Stock, Robert Addington has pledged a total of 900,000 shares of Common Stock. Robert Addington has not pledged 5% or more of the Issuer's Common Stock to any one bank. See the response to
Item 6 of this Schedule.

      Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     (i) The Stock Purchase Agreement, dated August 4, 1995, among the Addington Brothers and HPB contains agreements concerning the disposition of shares of Common Stock owned by the Addington Brothers and the voting of shares of Common Stock in the election of directors of the Issuer during the term of that agreement. The Stock Purchase Agreement is filed as
Exhibit 17 and is incorporated by reference herein.

      (ii) The following describes the currently outstanding pledges of shares by Robert Addington. Robert Addington has pledged 100,000 shares of Common Stock pursuant to a security agreement entered into with a bank on July 29, 1994; 300,000 shares of Common Stock pursuant to a security agreement entered into with a bank on August 19, 1993; and 500,000 shares of Common Stock to a broker on February 17, 1993. The shares are pledged to secure loans made to Robert Addington or his affiliates not in connection with the acquisition of the Common Stock.

                                 SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   /s/ Robert Addington
                                   Robert Addington

                                   Date:  November 10, 1995